

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 3, 2010

Daniel J. O'Leary
Chairman and Chief Executive Officer
Edgen Murray Corporation
18444 Highland Road
Baton Rouge, LA 70809

> **Re:   Edgen Murray Corporation**
> **Registration Statement on Form S-4**
> **Filed April 6, 2010**
> **File No. 333-165928**

Dear Mr. O'Leary

        We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**General**

1. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Please include the letter of transmittal with your next amendment for our review.

**Registration Statement**

Prospectus Cover Page

3. We note your disclosure that the notes will be guaranteed by your parent and "each of its future U.S. subsidiaries." Please explain what is meant by future U.S. subsidiaries and how you plan to register the guarantees for these future U.S. subsidiaries.

4. Please disclose on the cover page that broker-dealers who receive the exchange notes pursuant to the exchange offer must acknowledge that they will deliver a prospectus in connection with any resale of such new securities.

5. Please also disclose that broker-dealers who acquired the initial notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the exchange notes.

Cautionary Statement Regarding Industry and Market Data, page iii

6. Please revise this section to remove any disclaimers of accuracy with respect to the industry and market data. Attempts to limit your responsibility for information provided in your prospectus are not appropriate.

Cautionary Note Regarding Forward-Looking Statements, page iv

7. We note your statement that "actual results could differ materially and adversely from the forward-looking statements in this prospectus as a result of a wide variety of factors, including all of the risks discussed in 'Risk factors' and elsewhere in this prospectus." Please revise this disclosure to remove any inference that all material risks are not discussed in the Risk Factors section.

Prospectus Summary, page 1
Our Company, page 1

8. Please include a paragraph to disclose your assets, revenues and income/loss for the most recent audited period and interim stub.

The Exchange Offer, page 6
Expiration Date, page 6

9. As currently represented, the offer could be open for less than 20 full business days
due to the 5:00 p.m. expiration time instead of an expiration time of midnight on
what ultimately may be the twentieth business day following commencement. *See*
Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).
Please confirm that the offer will be open at least through midnight on the twentieth
business day. See Rule 14d-1(g)(3).

Acceptance of Initial Notes and Delivery of Exchange Notes, page 7

10. Please briefly explain what you mean by "properly tendered."

11. Please revise this section to state that you will deliver the exchange notes
"promptly after the expiration date" instead of "promptly after the expiration date
and acceptance of your initial notes for exchange." Refer to Rule 14e-1(c) of the
Exchange Act.

Resales, page 8

12. We note your disclosure in the second to last bullet point on page eight that
participants must represent that "you are not an 'affiliate,' as defined in Rule 405
under the Securities Act, of ours, or you will comply with the registration and
prospectus delivery requirements of the Securities Act to the extent applicable."
Please revise to indicate without qualification that affiliates may not participate in
this exchange offer or please advise.

Summary of Terms of the Exchange Notes, page 10
Change of Control, page 10

13. Disclose that any repurchase offer made pursuant to the change in control
provisions will comply with any applicable regulations under federal securities
laws, including Rule 14e-1 under the Exchange Act.

Covenants, page 13

14. Please revise your disclosure to state whether the notes are currently rated
investment grade.

Summary Historical Financial Data, page 15

15. We note your presentation of the ratio of Adjusted EBITDA to fixed charges on
page 16. Please revise to include Exhibit 12 reflecting the calculation of this ratio

for all periods presented in accordance with Item 601(B)(12) of Regulation S-K. Also, please revise to explain why you believe the presentation of this measure is useful to potential investors and explain how it is used by the company's management. Refer to the guidance in Item 10(e) of Regulation S-K.

16. Since your ratio of earnings to fixed charges is less than 1 for the year ended December 31, 2009, please revise to eliminate disclosure of this ratio for 2009 and revise to disclose the company's deficiency of earnings to cover fixed charges for this period. Refer to the guidance in Instruction 2 to Item 503(d) of Regulation S-K.

17. Please revise footnote (2) to the company's Summary Historical Financial Data to explain why management believes the presentation of EBITDA and Adjusted EBITDA provides useful information to investors. Refer to the guidance in Item 10(e) of Regulation S-K.

18. Please revise footnote (3) to explain in which period the $7.5 million non-cash charge related to interest rate swaps was excluded from interest expense used to compute the company's fixed charges. Also, please explain why you believe it is appropriate to exclude this charge from interest expense for purposes of calculating the company's ratio of earnings to fixed charges.

Risk Factors, page 20
There is no active trading market for the exchange notes and one may not develop, page 20

19. We note your disclosure that "Jefferies & Company, Inc. may be considered an affiliate" and that Jefferies and Company, Inc. is a broker-dealer. Please tell us whether Jefferies & Company, Inc. will be participating in this Exxon Capital exchange, and, if so, in what capacity or capacities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51
Results of operations, page 58
Year ended December 31, 2008 compared to the year ended December 31, 2009, page 59
Income (loss) from operations, page 60

20. Please provide us with further details on the nature of the $12.7 million loss during 2009 as a result of a strategic decision to sell inventory at below the company's cost. Your response should address the reasons for such decision including the nature and specific timing of the facts and circumstances which led to this decision. Also, please explain why the value of such inventory was not considered impaired and a lower of cost or market adjustment required prior to the period in which management made the decision to sell the inventory at a price below the company's cost. We may have further comment upon receipt of your response.

Business, page 77

21. We note your statements on page 77 such as "MRO revenue provides us with what we believe is a stable, recurring stream of cash flows," "[w]e are able to supply products that we believe are generally not otherwise available on a quick-response basis or in our customers' desired timeframe," "a single fulfillment source when there is generally no single vendor that can supply the variety of specialty steel products they need," and "preferential purchasing terms with our vendors." We also note the statement on page 78 that "this trend has allowed larger distributors, like us, to continue to take market share." Please provide a basis for these statements or remove. Additionally, please revise the Prospectus Summary as appropriate.

22. We note your statement on page 81 that your steady order-flow "encourages our vendors to give us preferred or sole channel access to their specialty products." Please clarify whether any vendors have actually given you preferred or sole channel access.

Management, page 91
Compensation Discussion and Analysis, page 92

23. We note that you provided information for your CEO, CFO and three other individuals, one of whom retired in the middle of 2009. Please note that Item 402(a)(3)(iii) requires disclosure for the registrant's three most highly compensated executive officers other than the PEO and PFO who were serving as executive officers at the end of the last completed fiscal year and Item 402(a)(3)(iv) requires disclosure for up to two additional individuals for whom disclosure would have been provided pursuant to Item 402(a)(3)(iii) but for the fact that the individual was not serving as an executive officer of the registrant at the end of the last completed fiscal year. Please revise your disclosure accordingly or please advise. Similarly revise your beneficial ownership table as appropriate.

24. We note your disclosure on page 94 that the bonuses for Messrs O'Leary and Laxton could be reduced if actual working capital exceeded working capital threshold targets. Please disclose these working capital threshold targets. Alternatively, provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Compensation Risk, page 104

25. We note your disclosure on page 104 in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

The Exchange Offer, page 110
Purpose and Effect of the Exchange Offer, page 110

26. Please expand your discussion of the sale of initial notes to disclose the exemption from the registration requirements of the Securities Act relied upon in selling the initial notes and explain why you were entitled to rely on that exemption.

Expiration Date; Extensions; Amendments; Termination, page 111

27. You state that you will give notice of your offering's extension by press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Additionally, according to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend the offering.

Procedures for Tendering Initial Notes, page 111

28. We note your disclosure on page 113 that to tender initial notes in the exchange offer, participants must represent that they have no arrangement or understanding with any person to participate in the distribution "in violation of the provisions of the Securities Act." Please remove this qualification or please advise.

Acceptance of Initial Notes for Exchange; Deliver of Exchange Notes, page 114

29. Please delete the sentence in which you state that you will determine in your sole discretion all questions as to the "validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders." Alternatively, please set forth the exact circumstances in which tenders will be deemed invalid.

Conditions to the Exchange Offer, page 116

30. We note that you may determine in your "reasonable discretion" whether certain offer conditions have been satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Description of Notes, page 119
Note guarantees, page 123

31. We note from the disclosure on page 123 that the notes will be unconditionally, jointly and severally guaranteed. Please revise to state whether the notes will also be <u>fully</u> guaranteed as required by Rule 3-10(c) of Regulation S-X. All relevant disclosure throughout the registration statement should be similarly revised.

Certain Relationships and Related Party Transactions, page 185

32. We note your disclosure on page 186 that "JCP may negotiate with EMC to provide additional management, financial or other corporate advisory services in connection with any transaction" and that "No management fees have been paid under this agreement to date." Please clarify whether you anticipate paying any fees to JCP in conjunction with this exchange offer.

Financial Statements, page F-1
Edgen Murray II L.P. Financial Statements, page F-2
Consolidated statements of cash flows, page F-8

33. Please explain why the $24,175 provision for inventory allowances and writedowns reflected in the company's consolidated statement of cash flows for 2009 does not agree with the $22,464 of lower or cost or market adjustment on page F-13. Please reconcile and revise these disclosures.

Notes to the Consolidated Financial Statements, page F-10
Note 3. Acquisitions, page F-19

34. We note from pages F-21 and F-73 that the unaudited pro forma net income presented for the year ended December 31, 2007 excludes the non-recurring loss on prepayment of debt related to the Recapitalization transaction. Please tell us why you believe excluding such loss from the company's pro forma net income for 2007 is appropriate and in accordance with the guidance in paragraph 54 of SFAS No.141.

Note 7. Credit arrangements and long-term debt, pages F-24 and F-76

35. We note from the disclosures on pages F-25 and F-77 that the EMC Senior Secured Notes are guaranteed on a senior secured basis by EM II LP and each of its existing and future US subsidiaries that (1) is directly or indirectly owned by EM II LP, (2) guarantees the indebtedness of EMC or any of the guarantors and (3) is not directly or indirectly owned by any non-US subsidiary. As the disclosure included in Note 22 to the financial statements appears to indicate that there are no subsidiary

guarantors of the EMC Senior Secured Notes, please revise Note 7 to clearly indicate that there are currently no subsidiary guarantors of these obligations.

Note 22.  Condensed Consolidating Financial Information, page F-49

36. We note that you have presented condensed consolidating financial information in Note 22 which discloses in separate columns, the parent company guarantor EM II LP, the issuer EMC, and the company's other non-guarantor subsidiaries pursuant to the guidance in Rule 3-10(c ) of Regulation S-X.  We also note that the full audited financial statements for EMC have been included on pages F-59 through F-92 of the registration statement.  Please explain why many of the amounts reflected in the condensed consolidating balance sheets, income statements and statements of cash flows under the column entitled "Issuer", which is presumably EMC, do not agree to the amounts reflected in the consolidated balance sheets, income statements and statements of cash flows for EMC included on pages F-59 through F-64 of the registration statement.  We may have further comment upon receipt of your response.

Edgen Murray Corporation and subsidiaries financial statements
Note 16.  Related-party transactions

37. We note from the disclosure in Note 16 that in connection with the issuance of the EMC Senior Secured notes and the repayment of the Term Loans on December 23, 2009, EMC issued an affiliated note to EM Cayman in the amount of $100,855, which is presented as Note Receivable – Affiliated on the consolidated balance sheet at December 31, 2009.  Please revise Note 16 to disclose the significant terms of this note receivable such as the interest rate and scheduled repayment terms.

**Part II**

Item 21.  Exhibits and Financial Statement Schedules, page II-4
Exhibit 12.1

38. As the company's ratio of earnings to fixed charges is less than 1.0 for 2009, please revise to disclose the dollar amount of the company's deficiency of earnings to cover fixed charges for this period.  Refer to the guidance outlined in Instruction 2 to Item 503(d) of Regulation S-K

39. We note from the disclosure provided in footnote (1) that for the year ended December 31, 2009, $7.5 million of interest expense has been excluded from fixed charges as it relates to a non-recurring non-cash charge associated with a deferred loss recognized on interest rate derivatives for which the underlying hedge no longer exists as a result of the repayment of the first and second lien term loans on December 23, 2009.  Please explain in further detail why you believe it is

appropriate to exclude this $7.5 million non-cash charge from your calculation of fixed charges for this period. We may have further comment upon receipt of your response.

40. Please revise footnote (2) to eliminate the disclosure which indicates "earnings were insufficient to cover fixed charges for all periods presented" since it appears this was true only for 2009 and the period from January 1, 2005 to January 31, 2005.

Item 22. Undertakings, page II-6

41. Please revise to provide all of the applicable undertakings set forth in Item 512(a) of Regulation S-K or please advise.

Signatures, page II-7

42. Please revise the second half of your signature page to have it signed by someone in the capacity of either controller or principal accounting officer. Refer to Instruction 1 under Signatures in Form S-4.

Signatures, page II-10

43. Please revise the second half your signature page to have it signed by someone in the capacity of principal executive officer, principal financial officer and controller or principal accounting officer. Refer to Instruction 1 under Signatures on Form S-4.

General

44. Please update the financial statements, if necessary, as required by Rule 3-12 of Regulation S-X.

45. Please provide a currently dated consent of the independent registered accountant in any future amendments to your Form S-4 registration statement.

* * * * *


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact Dana Brown at (202) 551-3859 or me at (202) 551-3574 with any other questions.

Regards,

Julie F. Rizzo
Attorney-Adviser

cc:    Eric S. Siegel, Esq.
       Dechert LLP
       Fax:  (215) 655-2757